Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of
1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

Commission File No. for Registration Statement on Form F-4 filed by
Bearing Lithium Corp.: 333-217231

September 19, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES THE APPOINTMENT OF LUIS SÁENZ TO THE BOARD OF DIRECTORS AND RESIGNATION OF AMAR BALAGGAN

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce the appointment of Mr. Luis Sáenz to the Board of Directors. This appointment is in addition to Mr. Sáenz’s current role of President of South American Operations.

Mr. Sáenz is a finance executive with over 25 years’ experience in mining finance and metals trading with a focus on Latin America. Mr. Sáenz is currently the Director and CEO of Li3 Energy Inc. in Chile, Director of Atico Mining Corporation with assets in Colombia, and Director and CEO of Compañia Minera Quiruvilca and South America Mining Investments with assets in Peru. Since April 2017, he has held the position of President of South American Operations for Bearing Lithium.

Throughout his career, Mr. Sáenz has held senior rolls with Standard Bank of South Africa, Merrill Lynch and Pechiney World Trade. He holds a degree in Economics and International Affairs from Franklin & Marshall College in Lancaster, PA.

Luis Sáenz, CEO of Li3 Energy and now Director of Bearing Lithium stated: “I am honored and delighted to join the Board of Bearing Lithium. In pursuing this transaction, my main focus was to deliver our shareholders into a vehicle in the right market and with a management team with the expertise to take the project forward alongside our other partners. I am thankful to have been appointed to continue contributing to Maricunga, which I have followed from the start.”

Jeremy Poirier, Bearing’s president and Chief Executive Officer, commented: “We are excited to have Luis join the Board as he was the person who assembled the claims that are the foundation of the Maricunga project and provides continuity of knowledge and relationships with stakeholders and Li3 shareholders. Having worked closely with Luis over the past year in combining Bearing and Li3, I am really excited to welcome him to the Board. Luis has diligently worked on representing Li3 Energy’s interest in the Maricunga joint-venture and we look for him to continue once the transaction has closed.”

The Company also announces the resignation of Amar Balaggan from the Board of Directors. The Company would like to thank Mr. Balaggan for his service and wish him the best of luck in his future endeavours.

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the Securities Exchange Act of
1934, as amended

Filer: Bearing Lithium Corp.

 Commission File No.: 000-1703253

Subject Company: Li3 Energy Inc.

 Commission File No. for Registration Statement on Form F-4 filed by
Bearing Lithium Corp.: 333-217231

About Bearing Lithium Corp.

Bearing is an exploration and development company. The Li3 Definitive Agreement will enable it to acquire an interest in the advanced-stage Maricunga project located in Chile, which represents one of the highest-grade development opportunities in the Americas. Assuming completion of the transactions contemplated by the Li3 Definitive Agreement, Bearing will hold an undivided 17.7% interest in the project, with Lithium Power International is earning into the project by funding US$22 million in project expenditures to through to the delivery of a Definitive Feasibility Study (DFS).

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of the proposed transaction with Li3, completion of a Prefeasibility Study and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the absence of a material adverse change in the Maricunga Project; fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations and receipt of all necessary regulatory and shareholder approvals for the Li3 transaction. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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